AMERICAN FUNDS RULE 22c-2 AGREEMENT

WHEREAS, American Funds Service Company (“AFS”) serves as transfer agent for the American Funds Insurance Series and the American Funds group of mutual funds (hereinafter collectively called the “Funds”);

WHEREAS, the financial intermediary that has executed this American Funds Rule 22c-2 Agreement (“Intermediary”) submits trades on behalf of indirect intermediaries that maintain on the books of AFS one or more omnibus accounts that hold shares of the Funds on behalf of its customers that are invested in the Funds and for which the indirect intermediary maintains individual accounts;

WHEREAS, pursuant to Rule 22c-2 under the Investment Company Act of 1940, the Funds are required to enter into an agreement with Intermediary under which Intermediary is required to provide the Funds, upon request, with certain shareholder and account information and to prohibit transactions that violate each Fund’s prospectus;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereby agree as follows:

   (1) Shareholder Information

(a)

Agreement to Provide Information. Intermediary agrees to provide AFS, upon written request, (1) the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account, (2) the amount and date of any transaction in the account, (3) the name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and (4) the transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Fund Shares held through an account maintained by the Intermediary during the period covered by the request. Intermediary shall only be required to provide information relating to Shareholder-initiated transactions.

(i)

Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. AFS may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds.

(ii)

Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to AFS or its designee promptly, but in any event not later than 10 business days after receipt of a request. If the requested information is not on the

Intermediary’s books and records, Intermediary agrees to: (A) provide or arrange to provide to AFS the requested information from Shareholders who hold an account with an indirect intermediary; and (B) if directed by AFS, block further purchases of Fund Shares from such indirect intermediary. Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to AFS should be consistent with the NSCC Standardized Data Reporting Format.

(iii)

AFS requests for Shareholder information shall be made no more frequently than monthly, except as AFS deems necessary to investigate compliance with policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Funds.

(iv)	Limitations on Use of Information. AFS agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

(b)

Agreement to Restrict Trading. Intermediary agrees to execute written instructions from AFS to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by AFS as having engaged in transactions of the Funds’ Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds.

(i)

Form of Instructions. Instructions must include TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

(ii)	Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Intermediary.

(iii)

Confirmation by Intermediary. Intermediary must provide written confirmation to AFS that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than 10 business days after the instructions have been executed.

(c)	Definitions. For purposes of this paragraph:

(i)	The term “Fund” includes the fund’s principal underwriter and transfer agent. The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.[1]

(ii)

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Funds under the Investment Company Act of 1940 that are held by the Intermediary. “Shares” also refers to unit ownership within a variable annuity or variable life insurance contract issued by a financial intermediary and for which one or more of the Funds serve as underlying investments.

(iii)

The term “Shareholder” means the owner of a variable annuity or variable life insurance contract issued by a financial intermediary and for which one or more of the Funds serve as underlying investments.

(iv)	The term “written” includes electronic writings and facsimile transmissions.

(v)	The term “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the Investment Company Act.

[Signature page follows.]

1 As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date below.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Rosanne Kropp
Name:	Rosanne Kropp
Title:	Vice President
Date:	4/9/25

AMERICAN FUNDS INSURANCE SERIES

By:	/s/ Michael W. Stockton
Name:	Michael W. Stockton
Title:	Executive Vice President

AMERICAN FUNDS SERVICE COMPANY

By:	/s/ Joshua R. Diggs
Name:	Joshua R. Diggs
Title:	Authorized Signatory

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